EX-FILING FEES

Calculation of Filing Fee Tables

424(b)(5)
(Form Type)

Baltimore Gas and Electric Company
(Exact Name of Registrant as Specified in its Charter)

Not applicable
(Translation of Registrant’s Name into English)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Debt	4.550% notes due 2052	457 (o)			$499,110,000	0.0000927	$46,267.50
Fees Previously Paid
Carry Forward Securities
Carry Forward Securities
	Total Offering Amounts					$499,110,000		$46,267.50
	Total Fees Previously Paid
	Total Fee Offsets
			Net Fee Due					$46,267.50